UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of January 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

EDP SIGNS AGREEMENT FOR THE SALE OF A 60% STAKE IN

EDINFOR SHARE CAPITAL

In accordance with the article 248 of the Código dos Valores Mobiliários, EDP – Energias de Portugal, S.A. (“EDP”) announces the following:

Today, EDP signed a Sale and Purchase Agreement for the sale of a 60% stake of the share capital of Edinfor – Sistemas Informáticos, S.A. (“Edinfor”) with LogicaCMG Corporate Holdings Limited (“LogicaCMG”). Simultaneously, Edinfor has acquired 40% of the share capital of Ace Holding, SGPS, S.A. (“Ace”), resulting in the full control of the share capital by Edinfor. The completion of these transactions is conditional on a non-opposition decision by the Competition Authority of the European Commission.

The transaction value of the above mentioned 60% stake in Edinfor (including the shares and the respective shareholders’ loans) is 81 million euros, based on a total enterprise value of 135 million euros. The value assumes that the consolidated financial accounts of Edinfor will be debt free, by the completion date, and therefore the final transaction value may be adjusted as a result of the final debt position of the company. It is not expected that EDP will register a material accounting gain or loss resulting from this transaction.

The agreement provides EDP with an option, for a period of two years, to buyback the shares and shareholders’ loans that are being sold. This option can be exercised if certain exceptional conditions are met, notably in the case of a breach by Edinfor of the Outsourcing Contracts, and with an exercise price based on the current transaction value.

EDP - Energias de Portugal, S.A.    Sociedade Aberta    Sede Praça Marquês de Pomba,12    1250-162 Lisboa    Portugal

Capital Social € 3,656,537,715    Matrícula 1805 da C.R.C. Lisboa    Pessoa Colectiva 500 697 256

The agreement also provides EDP with an option to sell the remaining 40% of the share capital of Edinfor (including the remaining shareholders’ loans) to LogicaCMG, starting from the end of the second year of partnership, under the following terms:

(i) during the third and fourth year of the partnership, the exercise price of the put option will be the higher of: (a) “Fair value” of Edinfor, to be determined by independent entities, on the date of such transaction, or (b) minimum pre-agreed price;

(ii) after the end of the period referred to in (i), the exercise price of the put option will correspond to the “Fair value” of Edinfor, to be determined by independent entities, on the date of such transaction, not subject to a floor.

The agreement also provides LogicaCMG with an option to buy the same 40% of the share capital of Edinfor, starting from the end of the fourth year of partnership, with an exercise price calculated as described in (i).

As a part of the transaction, the Outsourcing Contracts between Edinfor and EDP have been renegotiated and agreed with LogicaCMG. The renegotiated contracts cover Application Maintenance, WAN Services, Help-Desk, LAN and Distributed Infrastructure, Data Processing Center and Printing and Finishing. These will be effective from the day the transaction is completed, will have a duration of ten years, and include adjustment mechanisms to the real consumption by EDP of the services covered by these contracts, as well as termination clauses that protect the Group’s interests.

This component of the agreement – which was taken into account in the valuation and negotiation of the economical and financial terms of the transaction by EDP – results in a significant reduction of the annual costs incurred by the Group with outsourcing of maintenance and operation of IT systems and, following a 2 years’ transition period, will represent savings of approximately 22% vis-à-vis the cost incurred in 2004. The outsourcing costs comprised by the currently renegotiated contract amounted in 2004 to approximately 74 million euros and account for about 70% of the total IT costs of the EDP Group companies in Portugal.

This transaction involves a partnership between EDP and LogicaCMG that will allow Edinfor to develop significant competitive advantages in the IT services industry, leveraging on the know-how of its new strategic partner. LogicaCMG will adopt all the necessary procedures in order to create in Edinfor centres of excellence for Continental Europe in the areas of SAP ISU, Printing and Finishing, turning the company into the sole vehicle to develop the Iberian activity of LogicaCMG (except for the software business associated to the messaging segment for mobile communications).

EDP – ENERGIAS DE PORTUGAL, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 7, 2005

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer